U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: August 30, 2019

Insitu Biologics, Inc.
(Exact name of issuer as specified in its charter)

Delaware

(State of other jurisdiction of incorporation or organization)

2155 WOODLANE DRIVE, SUITE 102

WOODBURY MN 55125

651-419-8504

(Address, including zip code, and telephone number,

including area code of issuer’s principal executive office)

Jillian Sidoti

Trowbridge Sidoti

38977 Sky Canyon Drive – Ste 101

Murrieta, CA 92563

323-799-1342

jillian@crowdfundinglawyers.net

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

82-3415514
(I.R.S. Employer Identification Number)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 6. Changes of Control of Issuer

1. Effective September 1, 2019, Mr. Kevin Bassett shall commence serving as the Company’s Chief Executive Officer as evidenced by an employment agreement mutually agreed to by the Company’s Board of Directors.

2. Effective August 28, 2019, the Board of Directors appointed Dr. Robert Wilson to fill a vacancy on the Company’s Board of Directors in accordance with the terms of the Company’s Bylaws.

Kevin Bassett, M.B.A. – President and CEO

Kevin Bassett joined Insitu Biologics in September 2019 as President and CEO. Prior to joining Insitu, Mr. Bassett was General Manager of HLT Medical, a clinical-stage company developing a next-generation heart valve in the field of Transcatheter Aortic Valve Replacement (TAVR). Kevin has also served in a variety of senior executive roles in early-stage medical technology companies over the past twenty years.

Mr. Bassett is a certified public accountant (inactive license). He holds an M.B.A. from the Carlson School of Management at the University of Minnesota and a B.A. in Accounting and English from St. John’s University. Kevin also held a commission as an officer in the United States Army Reserves from 1991 – 2001.

Robert Wilson, MD – Member of the Board of Directors

Dr. Wilson has dedicated his professional life to developing new methods for diagnosing and treating heart disease, and to training new physicians. He presently directs the University of Minnesota interventional-cardiology fellowship program and University of Minnesota Physicians clinical cardiovascular services.

A graduate of the University of Iowa College of Medicine, Dr. Wilson completed his residency at the University of Texas Health Science Center at San Antonio and his cardiology fellowship at the University of Iowa. He joined the University of Minnesota faculty in 1986, when he and Dr. Carl White established a training program that has graduated over 50 interventional cardiologists. From 1988-2004, Dr. Wilson served as the director of the University of Minnesota Medical Center-Fairview’s cardiac catheterization laboratory.

Dr. Wilson’s investigative career initially focused on coronary physiology in humans. He developed the first catheter for the selective measure of coronary bloodflow in humans, and described the effects of atherosclerosis and transplantation on coronary bloodflow. He also first identified reinnervation of the transplanted human heart and its effects on cardiac function. Later, Dr. Wilson developed semi-computerized injection systems for coronary angiography that now used annually for millions of patients worldwide.

Dr. Wilson’s present research focus is the development of a prosthetic heart valve that can be inserted through a small catheter, eliminating the need for open-heart valve surgery. This device is now in human clinical trials.

Dr. Wilson holds numerous patents for cardiovascular treatment devices. The National Institute of Health, the American Heart Association, and private individuals have supported his work.

Item 7. Departure of Certain Officers and Directors.

Effective as of August 27, 2019, James Segermark resigned as a member of the Board of Directors. Effective as of August 31, 2019, James Segermark is terminated as CEO of the Company. The Company has offered Mr. Segermark one month’s severance in connection with the termination of his employment subject to the terms of a mutually agreeable severance agreement.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Insitu Biologics, Inc.

/s/ James Segermark

By: James Segermark

CEO

/s/ Kevin Bassett

By: Kevin Bassett

CEO

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